UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2020 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation (Registrant)

Date: November 5, 2020	By:	/s/ Edward Ok
Edward Ok
Vice President Finance & CFO

EXHIBIT INDEX

Exhibit Number	Description

1	Third Amending Agreement to the Commitment Letter dated May 16, 2017, dated June 30, 2020, among TransGlobe Energy Corporation, as Borrower, and ATB Financial, as Lender.